Exhibit 3.1

Industry Canada Canada Business Corporations Act	Industrie Canada Loi canadienne sur les sociétés par actions	FORM 7 RESTATED ARTICLES OF INCORPORATION (SECTION 180)	FORMULE 7 STATUTS CONSTITUTIFS MIS À JOUR (ARTICLE 180)

1 – Name of the Corporation – Dénomination sociale de la société	Corporation No. – No de la société
Telesystem International Wireless Inc. /Télésystème Mobiles International Inc.	329350-5

2 – The province or territory in Canada where the registered office is situated	La province ou le territoire au Canada où est situé le siège social
Montreal, Quebec

3 – The classes and any maximum number of shares that the corporation is authorized to issue	Catégories et tout nombre maximal d’actions que la société est autorisée à émettre
See Schedule 1

4 – Restrictions, if any, on share transfers	Restrictions sur le transfert des actions, s’il y a lieu
N/A

5 – Number (or minimum and maximum number) of directors	Nombre (ou nombre minimal et maximal) d’administrateurs
Minimum 3 Maximum 20

6 – Restrictions, if any, on business the corporation may carry on	Limites imposées à l’activité commerciale de la société, s’il y a lieu
N/A

7 – Other provisions, if any	Autres dispositions, s’il y a lieu
See Schedule 2

These restated articles of incorporation correctly set out, without Substantive change, the corresponding provisions of the articles of Incorporation as amended and supersede the original articles of incorporation	Cette mise à jour des statuts constitutifs démontre exactement, sans changement substantiel, les dispositions correspondantes des statuts constitutifs modifiées qui remplacent les statuts constitutifs originaux.

Date	Signature	8 – Capacity of – En qualité de
May 17, 2002	/s/ Margriet Zwarts	Authorized Officer

For Departmental Use Only À l’usage du ministère seulement	Printed Name — Nom en lettres moulées
Filed Déposée	Margriet Zwarts

Schedule 1

The Corporation is authorized to issue an unlimited number of preferred shares (hereinafter called the “Preferred Shares”) and an unlimited number of common shares (hereinafter called the “Common Shares”).

1.	The Common Shares carry the following rights, privileges, conditions and restrictions:

1.1	Dividends

Each Common Share shall, subject to the rights of the holders of any Preferred Shares, be entitled to receive such dividends as the Board of Directors of the Corporation may declare, whether in cash, in specie or otherwise.

1.2	Subdivision or Consolidation

In the event of a subdivision or consolidation of the Common Shares, the rights, privileges, conditions and restrictions then attached to the Common Shares shall thereafter apply to the Common Shares as subdivided or consolidated.

1.3	Liquidation

In the event of the liquidation or dissolution of the Corporation or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary, the holders of Common Shares shall be entitled, subject to the rights of the holders of any Preferred Shares, to participate equally share for share, in the remaining property and assets of the Corporation available for distribution to its shareholders, without preference or distinction.

1.4	Voting

The holders of Common Shares shall be entitled to receive notice of any meeting of shareholders of the Corporation and to attend and vote thereat on all matters to be voted on by the shareholders of the Corporation, except a meeting where only the holders of shares of a particular class or of a particular series are entitled to vote separately pursuant to the Canada Business Corporations Act or the Articles of the Corporations; the Common Shares shall carry one (1) vote per share at any such meeting where the vote of the holders of Common Shares is sought.

2.	The Preferred Shares carry the following rights, privileges, conditions and restrictions:

2.1	Directors’ Authority to Issue in One or More Series

The Board of Directors of the Corporation may issue the Preferred Shares at any time and from time to time in one or more series. Before the first shares of a particular series are issued, the Board of Directors of the Corporation shall fix the number of shares in such series and shall determine, subject to the limitations set out in these Articles, the designation, rights, privileges, conditions and restrictions to be attached to the shares of such series including, without limiting or restricting the generality of the foregoing, the rate or rates, amount or method or methods of calculation of preferential dividends, whether cumulative, non-cumulative or partially cumulative, and whether such rate, amount or method of calculation shall be subject to change or adjustment in the future, the currency or currencies of payment, the date and place of payment thereof, and the date or dates from which such preferential dividends shall accrue, the redemption price and terms and conditions of redemption, if any, the rights of retraction, if any, and the prices and other terms and conditions of any rights of retraction and whether any additional rights of retraction may be provided to such holders in the future, the consideration and the terms and conditions of any purchase for cancellation, if any, and the terms and conditions of any share purchase plan or sinking fund with respect thereto. Before the issue of the first shares of a series, the Board of Directors of the Corporation shall send to the director under the Canada Business Corporations Act, Articles of Amendment containing a description of such series including the designation, rights, privileges, conditions and restrictions determined by the Board of Directors of the Corporation.

2.2	Rank

The Preferred Shares of each series shall rank on a parity with the Preferred Shares of every other series with respect to priority in the payment of dividends, return of capital and in the distribution of assets of the Corporation in the event of the liquidation or dissolution of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary. The Preferred Shares shall be entitled to priority over the Common Shares of the Corporation, with respect to priority in the payment of dividends, return of capital and the distribution of assets in the event of the liquidation or dissolution of the Corporation, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary. If any cumulative dividends or amounts payable on return of capital in respect of a series of Preferred Shares are not paid in full, the shares of all series of Preferred Shares participate rateably in respect of accumulated dividends and return of capital.

2.3	Purchase for Cancellation

Subject to the provisions of the Canada Business Corporations Act and the provisions attached to any particular series of Preferred Shares, Preferred Shares of any series, if so provided in the rights, privileges, conditions and restrictions attached to such series, may be purchased for cancellation or made subject to redemption at the option of the Corporation or the holder thereof, at such time and at such prices and upon such other terms and conditions as may be specified in the rights, privileges, conditions and restrictions attaching to the Preferred Shares of such series.

2.4	Voting Rights

Unless the Articles otherwise provide with respect to the creation and issue of a particular series of Preferred Shares, the holders of Preferred Shares shall not be entitled to receive any notice of or attend any meeting of shareholders of the Corporation and shall not be entitled to vote at any such meeting; provided that at any meeting of shareholders at which, notwithstanding the foregoing, the holders of Preferred Shares are required or entitled by law to vote separately as a class, each holder of Preferred Shares of any series thereof shall be entitled to cast, in respect of each such Preferred Share held, that number of votes which is equal to the quotient obtained by dividing the stated capital account maintained for all the outstanding Preferred Shares of such series by the number of such outstanding Preferred Shares; provided also that in respect of any such consideration denominated in a currency other than Canadian, the Board of Directors of the Corporation shall, for the purpose of this section 2.4, determine the appropriate conversion rate of such currency to Canadian currency in effect on the date of issue and, based on such rate, the Canadian dollar equivalent of such consideration; and provided further that when such quotient is a fraction or a whole number plus a fraction there shall be no right to vote in respect of such fraction.

Any meeting of shareholders at which the holders of the Preferred Shares are required or entitled by law to vote separately as a class or a series shall, unless the Articles of the Corporation otherwise provide, be called and conducted in accordance with the by-laws of the Corporation; provided that no amendment to or repeal of the provisions of such by-laws made after the date of the first issue of any of the Preferred Shares by the Corporation shall be applicable to the calling and conduct of meetings of holders of the Preferred Shares voting separately as a class or as a series unless such amendment or repeal has been therefore approved by ordinary resolution adopted by the holders of the Preferred Shares voting separately as a class.

3.	The first series of Preferred Shares shall consist of 55,000,000 shares and shall be designated as Series 1 Preferred Shares (the “Series 1 Preferred Shares”). The rights, privileges, conditions and restrictions attaching to the Series 1 Preferred Shares are as follows:

3.1	Voting Rights

Subject to the Canada Business Corporations Act, the holders of the Series 1 Preferred Shares shall not, as such, be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

3.2	Dividends

Each Series 1 Preferred Share shall rank equally, share for share, with the Common Shares and shall be entitled to receive such dividends as the Board of Directors of the Corporation may declare at any time and from time to time.

3.3	Conversion at Option of the Holder

Subject to section 3.6, each outstanding Series 1 Preferred Share may at any time and from time to time, at the option of the holder, be converted into one Common Share, subject to compliance with the following conditions:

3.3.1	The conversion privilege shall be exercised by a prior notice in writing given to the transfer agent of the Corporation, to the Corporation and to all other holders of Series 1 Preferred Shares. The notice given to the transfer agent of the Corporation shall be accompanied by a certificate or certificates representing the Series 1 Preferred Shares in respect of which the holder desires to exercise such conversion privilege. Such notice shall be signed by the holder of Series 1 Preferred Shares in respect of which such privilege is being exercised, or by the duly authorized representative thereof, and shall specify the number of Series 1 Preferred Shares which such holder desires to have converted. The conversion of Series 1 Preferred Shares into Common Shares shall take effect 10 days following receipt by the transfer agent of the Corporation of the conversion notice accompanied by the certificate or certificates representing the Series 1 Preferred Shares in respect of which the holder desires to exercise such conversion privilege (the “Conversion Date”). If more than one holder of Series 1 Preferred Shares desires to exercise its right to convert all or a portion of its Series 1 Preferred Shares, then the exercise of such right to convert such Series 1 Preferred Shares shall be pro rata among the holders of the Series 1 Preferred Shares based on the fully-diluted ownership of the holders of the Series 1 Preferred Shares in the Corporation; and

3.3.2	The Corporation shall, effective as of the Conversion Date, issue or cause to be issued a certificate or certificates representing issued and outstanding Common Shares upon the basis above prescribed to the holder of such Series 1 Preferred Shares. If less than all of the Series 1 Preferred Shares represented by any certificate are to be converted, the holder shall be entitled to receive and the Corporation shall cause to be issued to such holder on the Conversion Date, a new certificate representing the Series 1 Preferred Shares represented by the original certificate which are not to be converted

3.4	Override Adjustment Upon Potential Group Determination

Notwithstanding section 3.3, if the Board of Directors of the Corporation, acting with the benefit of legal counsel, determines in a timely manner that the issuance of the Common Shares upon conversion of the Series 1 Preferred Shares would be likely to result in any combination of any holders of Series 1 Preferred Shares, any holders of securities convertible or exchangeable into Series 1 Preferred Shares and their respective affiliates (the “Non-Exempt Holders”) (being considered a “group” within the meaning of Sections 13(d) and 14(d)(2) of the United States Securities Exchange Act of 1934) such that certain provisions of the Corporation’s debt instruments pertaining to a change of control of the Corporation may be triggered (a “Potential Group Determination”) then the number of the Series 1 Preferred Shares to be converted shall be reduced to an amount necessary to enable the Board of Directors to reasonably determine that a Potential Group Determination shall not exist either at the time of the conversion or within a short period of time thereafter. For purposes of determining the number of Series 1 Preferred Shares to be converted, the Board of Directors shall (i) make its determination on a fair and equitable basis taking into account the preservation of the relative voting and economic ownership of each Non-Exempt Holder in the Corporation as contemplated by the Master and Purchase Agreement, dated November 28, 2001, as amended, among the Corporation, the Non-Exempt Holders and the other parties named therein and (ii) ensure a reasonable cushion exists to protect against a Potential Group Determination being triggered by variances in the number of Common Shares owned by the Non-Exempt Holders and their affiliates (as well as persons who could be deemed to be part of the “group” under the United States Securities Exchange Act of 1934, as amended) from time to time.

3.5	Conversion at Option of Corporation

The Corporation shall have the right at its option at any time and from time to time to convert all (but not less than all) outstanding Series 1 Preferred Shares into Common Shares on a one-for-one basis. The Corporation shall give no less than 10 days’ notice in writing of the conversion to all holders of the Series 1 Preferred Shares, specifying the date of conversion. On the date of conversion, holders of such converted Series 1 Preferred Shares shall have the right to receive and the Corporation shall cause to be issued to all holders of Series 1 Preferred Shares, upon delivery to the transfer agent of the Corporation of the certificate or certificates representing the Series 1 Preferred Shares so converted duly endorsed, a certificate or certificates representing the number of Common Shares resulting from the conversion of the Series 1 Preferred Shares. Upon delivery to the transfer agent of the certificate or certificates representing such converted Series 1 Preferred Shares duly endorsed, such Series 1 Preferred Shares shall be cancelled automatically. Notwithstanding the foregoing, in order to enable the Corporation to exercise its option to convert all outstanding Series 1 Preferred Shares, the Board of Directors shall determine that such conversion will not trigger a potential Group Determination.

3.6	Adjustment for Reclassification, Exchange, Substitution, etc.

In the event that any time or from time to time after the issue of the Series 1 Preferred Shares, the Common Shares issuable upon conversion of the Series 1 Preferred Shares would be changed into the same or a different number of shares of any class or classes or series of shares or other securities or other property, whether by capital reorganization, reclassification, recapitalization, stock dividend, subdivision, consolidation, amalgamation, merger, sale of all or substantially all the business or assets of the Corporation or otherwise, then and in each such event, the number and kind of shares and other securities and properties issuable upon conversion pursuant to sections 3.3 and 3.5 shall thereafter be equal to the kind and the number of shares and other securities and properties which would have been received by such holder upon such reorganization, reclassification, recapitalization, stock dividend, subdivision, consolidation, amalgamation, merger, sale of all or substantially all the business or assets of the Corporation or other change had such holder then held the number of Common Shares into which such Series 1 Preferred Shares could have been converted immediately prior to such reorganization, reclassification, recapitalization, stock dividend, subdivision, consolidation, amalgamation, merger, sale of all or substantially all the business or assets of the Corporation or other change. If determined appropriate by the Board of Directors of the Corporation and the holders of the Series 1 Preferred Shares to give effect to or to evidence the provisions of this section, the Corporation, its successor, or such purchasing person, as the case may be, shall, when becoming aware of any such reorganization, reclassification, recapitalization, stock dividend, subdivision, consolidation, amalgamation, merger, sale of all or substantially all the business or assets of the Corporation, (i) give sufficient prior notice of such event to the holders of the Series 1 Preferred Shares so that the holders of the Series 1 Preferred Shares may consider exercising their option to convert such Series 1 Preferred Shares into Common Shares on or prior to the consummation of such event and (ii) enter into an agreement which shall provide, to the extent possible, for the application of the provisions set forth herein with respect to the rights and interests thereafter of the holders of Series 1 Preferred Shares to the end that the provisions set forth in this section shall thereafter correspondingly be made applicable, as nearly as may reasonably be, with respect to any shares, other securities or property to which the holders of Series 1 Preferred Shares are entitled on the conversion of the Series 1 Preferred Shares. Notwithstanding the foregoing, the Corporation shall not consummate any capital reorganization, reclassification, recapitalization, stock dividend, subdivision, consolidation, amalgamation, merger, sale of all or substantially all of the business or assets of the Corporation or other change which would disproportionately adversely affect the Series 1 Preferred Shares relative to the Common Shares.

3.7	Rank; Distribution

In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary, the holders of Series 1 Preferred Shares shall be entitled to participate equally, share for share, with the holders of Common Shares in the remaining property and assets of the Corporation available for distribution to its shareholders, without preference or distinction.

3.8	Interpretation

Any reference in this section 3 to the Restated Articles of Incorporation of Telesystem International Wireless Inc. to Common Shares shall also include a reference to the shares or securities into which the Common Shares are reclassified, as the case may be.

Schedule 2

1.	Borrowing Powers

In addition to the powers conferred by the Articles, and without restricting the generality of the powers conferred upon the directors by section 189 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, the directors, if they see fit, and without having to obtain the authorization of the shareholders, may:

	a)	borrow money on the credit of the Corporation;

	b)	issue, reissue, sell or pledge debt obligations of the Corporation;

	c)	give a guarantee on behalf of the Corporation to secure the performance of an obligation of any person, subject to it being established that the Corporation is or will be able to pay its liabilities as they become due and that the realizable value of its assets will not be less than the aggregate of its liabilities and of its stated capital;

	d)	grant an hypothec or a mortgage, even a floating hypothec or charge, on a universality of property, movable or immovable, present, or future, corporeal or incorporeal, of the Corporation; and

	e)	delegate one (1) or more of the above-mentioned powers to a director, to an Executive Committee, to a committee of the Board of Directors or to an officer of the Corporation.

2.	Appointment of new directors during a term in office

Subject to section 111 of the Canada Business Corporations Act, the directors, in order to increase the number of directors within the limits prescribed by the articles, may appoint one (1) or more directors, who shall hold office for a term expiring not later than the close of the next annual meeting of the shareholders, to the extent that the total number of directors so appointed shall not exceed one third (1/3) of the number of directors elected at the previous annual meeting of the shareholders.